Exhibit 21.1
CARVER BANCORP, INC.
Subsidiaries of Registrant

	Ownership Percentage	State of Incorporation	Description
Carver Bancorp, Inc.		Delaware	Holding Company

Carver Federal Savings Bank	100%	New York	Federal Savings Bank
CSFB Credit Corp.	100%	New York	Inactive
CSFB Realty Corp.	100%	New York	Real Estate Holding Company
Carver Asset Corp.	100%	Delaware	Real Estate Investment Trust

Carver Community Development Corporation	100%	Delaware	Community Development
Sub CDE 1, LLC	100%	Delaware	Lending Vehicle for NMTC
Sub CDE 22, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 23, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 24, LLC	99.00% [1]	Delaware	Inactive
Sub CDE 25, LLC	99.00% [1]	Delaware	Inactive

Alhambra Holdings Corp.	100%	Delaware	Inactive

(1) Also owned 1.00% by Carver Community Development Corporation
In addition, Carver Bancorp, Inc. has created Carver Statutory Trust I to raise capital for its operations.